FORM 6 – K/A
(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS IMMEDIATE REPORT ON FORM 6-K/A IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference are the Unaudited Interim Consolidated Financial Statements of the Registrant as of June 30, 2007.

Explanatory Note:

This report on Form 6-K/A amends the Registrant's Unaudited Interim Consolidated Financial Statements as of June 30, 2007 originally furnished by the Registrant under Form 6-K on October 1, 2007. This immediate report on Form 6-K/A is filed in order to correct and supplement a description of a claim brought against B.O.S Better Online Solutions Ltd. (“BOS”) by BosaNova EURL, a French company and former distributor of BOS, in France.

In Note 8 to the Unaudited Financial Statements it was mistakenly reported that the claim was filed in March 2005, for the amount of 1.4 million Euros whereas the claim was served on BOS in April 2006, for approximately 3.3 million Euros and additional remedies.  Except for the aforementioned, and an update on the claim in Note 11.b, no other changes have been made to the Unaudited Interim Consolidated Financial Statements of BOS as of June 30, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: November 28, 2007

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2007

U.S. DOLLARS IN THOUSANDS

UNAUDITED

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2007	December 31, 2006
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,616	$2,033
Trade receivables	5,501	5,632
Other accounts receivable and prepaid expenses	1,041	858
Inventories	4,570	4,017

Total current assets	16,728	12,540

LONG-TERM ASSETS:
Severance pay fund	527	741
Investment in other companies	8,082	8,082
Other	24	65

Total long-term assets	8,633	8,888

PROPERTY, PLANT AND EQUIPMENT, NET	561	520
CUSTOMER LIST, NET	1,527	1,629
GOODWILL	952	952

	3,040	3,101

	$28,401	$24,529

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2007	December 31, 2006
	(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term bank loans	$2,844	$2,931
Current maturities of long-term bank loans and convertible note	569	1,157
Trade payables	2,890	3,844
Employees and payroll accruals	438	460
Deferred revenues	148	103
Accrued expenses and other liabilities	753	999

Total current liabilities	7,642	9,494

LONG-TERM LIABILITIES:
Bank loans (net of current maturities)	982	-
Convertible note (net of current maturities)	-	1,171
Deferred taxes	345	362
Accrued severance pay	658	916
Other long-term liabilities	237	237

Total long-term liabilities	2,222	2,686

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 4.00 par value- Authorized: 35,000,000 shares at
June 30, 2007 and December 31, 2006; Issued and Outstanding 9,601,033 and
6,744,798 shares at June 30, 2007 and December 31, 2006, respectively;	9,346	6,571
Additional paid-in capital	52,891	48,330
Accumulated other comprehensive income	19	19
Accumulated deficit	(43,719)	(42,571)

Total shareholders' equity	18,537	12,349

Total liabilities and shareholder's equity	$28,401	$24,529

The accompanying notes are an integral part of the interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Year ended December 31, 2006
	2007	2006
	(Unaudited)

Revenues	$11,072	$9,559	$20,917

Cost of revenues	8,666	7,240	16,200

Gross profit	2,406	2,319	4,717

Operating costs and expenses:
Research and development	222	289	486
Sales and marketing	1,470	996	2,019
General and administrative	973	1,534	3,268

Total operating costs and expenses	2,665	2,819	5,773

Operating loss	(259)	(500)	(1,056)
Financial expenses, net	(354)	(206)	(626)
Expenses related to conversion of convertible note	(611)	-	-
Other income (expenses), net	31	(39)	-

Loss before taxes on income	(1,193)	(745)	(1,682)
Tax benefit	43	13	89

Loss from continuing operations	(1,150)	(732)	(1,593)
Income related to discontinued operations	-	906	1,685

Net income (loss)	$(1,150)	$174	$92

Basic and diluted net loss per share from continuing operations	$(0.15)	$(0.10)	$(0.24)

Diluted net earnings per share from discontinued operations	-	$0.13	$0.25

Basic and diluted net earnings (loss) per share	$(0.15)	$0.03	$0.01

The accompanying notes are an integral part of the interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands Unaudited

	Six months ended June 30,		Year ended December 31, 2006
	2007	2006
	(Unaudited)

Cash flows from operating activities:

Net income (loss)	$(1,150)	$174	$92
Adjustments to reconcile net income (loss) to
net cash used in operating activities:
Loss (income) from discontinued
operations (see Note 1b)	-	(906)	(1,685)
Depreciation and amortization	158	200	378
Increase (decrease) in accrued severance pay, net	(44)	(87)	(75)
Impairment of investment in company	-	39	39
Stock-based compensation to employees and directors	288	143	431
Stock-based compensation related to warrants issued to service providers	-	262	296
Expenses related to conversion of convertible note	611	-	-
Amortization of issuance expenses in connection with
long-term convertible note	99	51	162
Decrease (increase) in trade receivables	132	379	(788)
Increase in other accounts receivable and prepaid expenses	(285)	(131)	(595)
Decrease (increase) in inventories	(553)	67	(697)
Increase (decrease) in trade payables	(1,109)	(935)	790
Decrease in employees and payroll accruals, deferred revenues, accrued
expenses and other liabilities	(223)	(546)	(231)
Decrease in deferred taxes	(15)	(33)	(70)

Net cash used in operating activities from continuing operations	(2,091)	(1,323)	(1,953)
Net cash used in operating activities from discontinued operations	-	(79)	(446)

Net cash used in operating activities	(2,091)	(1,402)	(2,399)

Cash flows from investing activities:

Purchase of property, plant and equipment	(97)	(24)	(24)
Investment in other companies	(15)	(376)	(676)
Proceeds from sale of marketable securities	-	1,327	1,331

Net cash (used in) provided by investing activities from continuing operations	(112)	927	631
Net cash used in investing activities from discontinued operations	-	(221)	(221)

Net cash provided by (used in) investing activities	(112)	706	410

The accompanying notes are an integral part of the interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31, 2006
	2007	2006
	(Unaudited)

Cash flows from financing activities:

Repayment of short-term and long-term bank loans	(533)	(15)	(26)
Proceeds from long-term bank loans	1,441	-	-
Proceeds from short-term bank loans	539	884	686
Proceeds from issuance of shares and exercise of options, net	4,690	54	135
Proceeds from long-term convertible note, net of issuance expenses	-	(13)	1,319
Payment of long-term convertible note	(351)	(90)	(438)

Net cash provided by financing activities	5,786	820	1,676

Increase (decrease) in cash and cash equivalents	3,583	124	(313)
Increase in cash and cash equivalents of discontinued operations	-	114	114
Cash and cash equivalents at the beginning of the period	2,033	2,232	2,232

Cash and cash equivalents at the end of the period	$5,616	$2,470	$2,033

Supplemental disclosure of cash flow activities:
(a) Non-cash activities:
Conversion of convertible note into shares	$1,897	$-	$-

Sales of the communication segment in consideration
for shares in Qualmax	-	958	$958

Conversion of Qualmax's debt into New World Brand's shares	$-	$-	$1,480

(b) Net cash paid during the period for
Interest	$303	$173	$532

Income tax	$32	$59	$180

The accompanying notes are an integral part of the interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL

a.	B.O.S. Better Online Solutions Ltd. (together with its subsidiaries “the Company”), manages its business in two reportable segments, which consist of Software Solutions and the Supply-Chain Solutions. A third segment, Communication Solutions, existed until it was sold in the fourth quarter of 2005 (see b).

The Company’s wholly owned subsidiaries include:

In Israel:

(1) BOScom Ltd.;

(2) Odem, which we purchased on November 18, 2004 from Odem’s previous shareholders, and in which, by November 2005, our holdings increased to 100%. Odem, an Israeli company, is a major solution provider and distributor of RFID and electronics components and advance technologies in the Israeli market; and

(3) Quasar Telecom (2004) Ltd.. The assets of Quasar Telecom were sold as part of the sale of the Communications Segment in the fourth quarter of 2005.

In the U.S.:

(1) Ruby-Tech Inc., a wholly owned subsidiary of Odem;

(2) Lynk USA Inc., a subsidiary of BOS, and its subsidiary PacInfo (both Delaware corporations) and PacInfo’s subsidiary, Dean Tech Technologies Associates, LLC., a Texan corporation; and

(3) BOS Delaware Inc. a Delaware corporation.

In the U.S., only Ruby-Tech is still operational.

In Europe – BOScom had a UK subsidiary, Better On-Line Solutions Ltd., and its subsidiary, Better On-Line Solutions S.A.S in France. Since mid-2003 the operations of all the company in Europe were ceased.

In addition, the Company holds shares in two other companies:

1.	Surf Communication Systems Ltd. (“Surf”), a developer and supplier of access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries. The Company holds 7.8% of Surf’s issued and outstanding shares (see Note 6).

2.	Qualmax Inc. (“Qualmax”), a U.S. public corporation listed on the Pink Sheets (“QMXI.PK”), and its subsidiaries New World Brands Inc. (OTC: NWBD.OB) and IPGear. Qualmax and its subsidiaries are developers and suppliers of voiceover IP technology products and services. The Company holds 18% of the issued and outstanding shares of Qualmax Inc. and holds 3.9% of the issued and outstanding shares of New World Brands Inc.. The Company’s holdings in Qualmax were received as the consideration for the sale of its communication segment (see Note 6).

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

b.	Discontinued operations:

1.	Sale of communication segment:

On December 31, 2005, the Company sold its communication segment, including its property and equipment, goodwill, technology, trade name, existing distribution channels and related contingent liability to the Office of the Chief Scientist to IP Gear Ltd. (“IP Gear”), a wholly owned Israeli subsidiary of Qualmax. The consideration paid to the Company in the transaction was approximately 3.2 million Qualmax shares of Common stock constituting approximately 16% of Qualmax’s total issued and outstanding Common stock and $800 in royalties to be paid at a rate of 4% from future revenues IP Gear will generate from the disposed segment (“Royalties”) with the entire $800 due no later than 90 days from the third anniversary of the closing of the transaction. Additional shares could be issued to the Company at the end of four consecutive fiscal quarters following the closing of the transaction, contingent upon IP Gear generating by then a certain level of revenues from the disposed segment (“Earn Out Shares”). The maximum number of Earn Out Shares could have further been issued to the Company is approximately 1 million, constituting an additional 5% of Qualmax outstanding shares. In June 2006, the Company received 250,000 of Qualmax shares, valued at $1.43 per share, as part of the Earn Out Shares consideration.

The Company received certain piggy-back registration rights with respect to the Qualmax shares. The Company does not have a representative on the Board of Qualmax.

In addition, the Company and IP Gear entered into an Outsourcing Agreement, pursuant to which the Company provided IP Gear with certain operating services relating to the sold communication segment through December 31, 2006. In accordance with the Outsourcing Agreement, the first three months of services were provided for no charge. For services rendered from April 2006 through December 2006, the Company charged IP Gear $240, which was paid by issuing the Company Qualmax subsidiary’s shares in December 2006, as part of an agreement signed by the parties (see below).

The Company also granted a bridge loan to IP Gear in the amount of $1,000. The term of the loan is three years and it bears interest equal to the Prime rate plus 2.5%, up to a maximum of 12%. In the first 18 months, IP Gear shall pay only the interest accrued on the loan and monthly principal and interest payments shall commence thereafter. The loan granted to IP Gear is secured by a first priority floating charge, which may be subordinated to a charge in favor of a major financial institution in the event such charge is recorded. In addition, repayment is guaranteed by Qualmax Inc.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

The loan agreement provides that if the disposed segment would incur in the first quarter of 2006, losses that exceed $250, the principal amount to be repaid under the loan shall be reduced by the excess losses. In such event, Qualmax shall issue to the Company additional shares of Common stock against such reduction, valued at a predetermined price of $1.43 per share. Pursuant to this provision, in May 2006, Qualmax issued to the Company 244,755 shares, at a price of $1.43 per share, resulting in an amount of $350. In June 2006, Qualmax issued BOS an additional 174,825 shares, reducing the principal amount of the loan to $400 following which, the Company holds approximately 17.8% of Qualmax’s total issued and outstanding Common stock. As part of the agreement signed between the parties in December 2006, the loan was fully repaid by issuance of additional shares of Qualmax (see below).

Qualmax also issued to the Company a five-year warrant for the purchase of up to 107,143 shares, constituting less the 1%, of its outstanding shares in Qualmax, at the exercise price of $2.80 per share (“Warrants”). The Company received certain piggy-back registration rights with respect to the shares underlying the warrants.

The Company signed in December 2006 an agreement with Qualmax and its subsidiaries, New World Brands Inc. (“NWB”) and IP Gear, pursuant to which, the outstanding debt of Qualmax to the Company, in the amount of $1,480 (which included long-term debt, outsourcing fees, royalties and other debts), was repaid to the Company through the issuance of 5.506652 shares of series A Convertible Preferred stock of NWB which are convertible into approximately 16,450,000 shares of NWB Common stock. On April 24, 2007 series A Preferred stock converted into Common stock. As of June 30, 2007, the Company holds 18% in Qualmax and 3.9% in NWB. The Company’s registration rights with respect to the Qualmax shares also apply to NWB shares.

In connection with the transaction, the Company agreed to grant NWB, contingent upon the satisfaction of certain conditions, a three-year option to purchase up to 30% of the NWB’s shares held by the Company, at prices ranging from $0.12 to $0.24 per share of Common stock.

In addition, the Company agreed to enter into a lock up agreement, restricting the transfer of the share holdings in Qualmax and in NWB, for up to two years.

The Company accounts for its holdings in Qualmax shares on the cost basis since it is unable to exercise significant influence over Qualmax financial policies and since the shares held in Qualmax are restricted stock which do not meet the fair value availability criteria of FAS 115.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

For the six months ended June 30, 2006 and for the year ended December 31, 2006 the Company’s consolidated financial statements reflected a capital gain from the sale of the communication segment, which was determined as follows:

	Six months ended June 30, 2006	Year ended December 31,2006
	(Unaudited)

Consideration:
Ordinary shares of Qualmax (1)	$957	$957
5.50652 series A Preferred stock of NWB (2)	-	1,480
Royalties	51	-

Total consideration	1,008	2,437

Cost:
Expenses	102	-
Disposal of assets (liabilities) related to the communication segment	-	752

Total cost	102	752

Capital gain	$906	$1,685

(1)	Valuated at $1.43 per share.

(2)	5.50652 series A Preferred stock convertible into 16.5 million Common stock of NWB. Each Common stock is valuated at $0.09 per share.

Following the agreement, signed in December 2006, the Company has accounted for the communication segment as a “discontinued operation”, in accordance with EITF 03-13 “Applying the Conditions in Paragraph 42 of FASB Statement 144 in Determining Whether to Report Discontinued Operations”. As such, the results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses of the communication segment for 2006 have been reclassified in the accompanying statements of operations as discontinued operations.

The results of operations, including revenues, cost of revenues, operating expenses and other income and expenses of the communication segment and PacInfo’s operations for 2006 have been reclassified in the statements of operations. Taxes were not attributed to the discontinued operations due to utilization of losses from previous years, for which a valuation allowance was provided.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

Summarized selected financial information and cash flows of the discontinued operations are as follows:

	Six months ended June 30, 2006	Year ended December 31, 2006
	(Unaudited)

Cash flows from operating activities
Gain from discontinue operations	$906	$1,685
Capital gain	(906)	(2,052)
Adjustments due to changes in working capital	(79)	(79)

Net cash flows used in operating activities	$(79)	$(446)

Cash flows from investing activities
Communication sales costs	$(221)	$(221)

Net cash flows used in investing activities	$(221)	$(221)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies followed in the preparation of these financial statements are identical to those applied in the preparation of the latest annual financial statements except as detailed in below.

b.	Recently issued accounting pronouncements:

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for Income Taxes”(“SFAS 109”). This includes tax positions considered to be “routine”as well as those with a high degree of uncertainty.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

FIN 48 has expanded disclosure requirements, which include a tabular roll-forward of the beginning and ending aggregate unrecognized tax benefits as well as specific details related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The Company has adopted FIN 48 commencing January 1, 2007 and it has no effect on its financial position and results of operations.

NOTE 3:	–	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007.

NOTE 4:	–	INVENTORIES

	June 30, 2007	December 31, 2006
	(Unaudited)

Raw materials (including packaging materials)	$109	$120
Finished products	4,461	3,897

	$4,570	$4,017

The inventories are presented net of provision for technological obsolescence and slow-moving items of $ 87 and $ 100 as of June 30, 2007 and December 31, 2006, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	–	CUSTOMER LIST, NET

	June 30, 2007	December 31, 2006
	(Unaudited)

Cost	$2,010	$2,010
Accumulated amortization	483	381

Amortized cost	$1,527	$1,629

Amortization expenses with respect to the customer list amounted to $ 102 and $ 207 for the six months ended June 30, 2007 and for year ended December 31, 2006, respectively.

Amortization expenses for the years ended December 31:

2007	$207
2008	$207
2009	$207
2010	$207
2011- 2013	$699

NOTE 6:	–	INVESTMENT IN OTHER COMPANIES

The Company’s investments in companies comprise of:

	June 30,	December 31,
	2007	2006
	(Unaudited)

Surf Communication Systems Ltd.	$983	$983

Qualmax Inc. (see note 1b)	5,619	5,619

New World Brands Inc. (see note 1b)	1,480	1,480

	$8,082	$8,082

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	–	INVESTMENT IN OTHER COMPANIES (Cont.)

Investment in Surf Communication Systems Ltd.:

During the years 2001 through 2005 the company participated in several investment rounds in Surf. In June 2006, as part of the investment round, the Company invested $300 in Surf, following which, the Company holds 7.8% of Surf’s issued and outstanding shares. The investment is accounted for based on the cost accounting method.

NOTE 7:	–	LONG-TERM CONVERTIBLE NOTE

In September 2005, the Company entered into a Securities Purchase Agreement (“the Purchase Agreement”) with Laurus Master Fund (“Laurus”), an a U.S. based fund making investments in public companies, under which the Company issued to Laurus in a private placement (i) a Secured Convertible Term Note of a $ 1,500 principal amount, due September 2008 (“the Note”), and (ii) a warrant to purchase 73,052 Ordinary shares at an exercise price of $ 4.04 per share (“the Warrant”). According to the agreement, several fees in the total amount of $ 116 were paid to the investor. These fees are presented as a discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $ 3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing as of January 2006, in the initial amount of $ 15 eventually increasing to $ 55. The Note bears Prime interest rate plus 1.5% which is subject to reduction under certain conditions. The Warrant is exercisable, in whole or in part, until September 29, 2012.

The fair value of the Warrants was calculated using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 4.08%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 100% and a weighted-average contractual life of seven years. The fair value of the Warrants in the amount of $ 144 is offset against the Note, amortized over the period of the Note and presented as a component in shareholders’ equity.

On August 17, 2006, the Company entered into an additional financing transaction with Laurus. The third financing consisted of a $ 1.5 million Secured Convertible Term Note with a term of three years. In addition, the Company granted to Laurus a warrant to purchase up to 73,052 Ordinary shares, which is exercisable, in whole or in part, until August 16, 2013 at an exercise price of $ 4.04 per share for the first 24,351 Ordinary shares acquirable there under and of $ 5.30 per share for the additional 48,701 shares acquirable hereunder. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 4.83%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 81% and a weighted-average contractual life of seven years. The fair value of the warrants in the amount of $ 131 is offset against the Note, amortized over the period of the Note and presented as a component in shareholders’ equity. The Note bears interest which begins at the Prime rate plus 1.5%.

The conversion rate under the Note is $ 3.08 per share for the first $ 500 of the principal amount payable there under and $ 4.08 for any additional amount payable there under (subject to adjustment). The principal amount of the Note is repayable in monthly installments commencing as of December 1, 2006, and may be paid in cash or, subject to certain conditions, in Ordinary shares. Interest on the Note is payable monthly and may be paid in cash or, subject to certain conditions, in Ordinary shares. The Note is secured by a security interest in certain assets of the Company.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	–	LONG-TERM CONVERTIBLE NOTE (Cont.)

The registration statement filed in this respect became effective on December 6, 2006.

On June 21, 2007, the company reduced the conversion price of the Note to $2.53 and Laurus converted the entire outstanding principal amount under the Notes, of approximately $ 2,223,000, into 878,670 Ordinary Shares of the company. As a result the Company recorded expenses of $611 in the first six months of year 2007.

The maturity of the loan is as follows:

	June 30, 2007	December 31, 2006
	(Unaudited)

First year (current maturities)	$-	$1,139
Second year	-	1,104
Third year	-	331

	-	2,574
Less - discount	-	264

	$-	$2,310

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings:

In April 2006, BOSâNOVA EURL, a French company and former distributor of the Company, served the Company with a claim filed with the French Trade Tribunal, alleging breach of exclusive distributor rights in France and asserting ownership to certain intellectual property rights in the Company’s products. The plaintiff seeks an amount of approximately 3.3 million Euros and additional remedies. This claim follows a previous motion for temporary injunctive relief that was filed against the Company’s new French distributor, said motion ultimately denied by the French Trade Tribunal. The Company assesses the prospects of claim to prevail and recover a significant amount, as remote. The Company’s financial statements include a provision in this respect.

In 1998, as part of PacInfo Share Purchase Agreement between the Company and Mr. Lee and Ms. Lee (“the Sellers”), the Company may be obligated to grant the Sellers a loan on a full recourse basis for certain tax payments the Sellers may be liable for and reimburse the Sellers for certain interest on taxes that they may owe, currently estimated at approximately $2 million. The Company will receive a security interest in shares of the Company that the Sellers holds at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan. It is possible that the windup of PacInfo during 2002 and 2003 may have triggered such a tax event for the Sellers, which would result in an obligation by the Company to lend the Sellers such amount and to reimburse them for interest expenses incidental to the tax event. Based on the Company’s legal counsel opinion and management estimation, no provision was recorded.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Other commitments:

The facilities of the Company are rented under lease agreements that expire on various dates ending in 2012. Minimum future rental payments are as follows:

Period:

7-12/2007	$53
2008	64
2009	58
2010	46
2011	45
2012	4

The Company’s motor vehicles are rented under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2010. The maximum breach of contract fees can amount to $ 39.

Lease payments for the facilities occupied by the Company and the Company’s motor vehicles in the first six months of 2007 and 2006 amounted to $ 197 and $ 408, respectively.

As of June 30, 2006, Odem has bank guarantees in the amount of $ 271 in favor of certain third parties.

NOTE 9:	–	SHAREHOLDERS’ EQUITY

In March 25, 2007 the company granted to its employee 627,000 options in exercise price of $2.52 per share. The options shall vest and become exercisable in 4 equal annual installments with the first installment vesting upon the lapse of a year from grant.

In April 2007 the Company completed rights offering in which it issued 1,739,398 ordinary shares at a share price of $2.5. The gross proceeds amounted to $4.4 million.

On June 21, 2007 B.O.S. Laurus Master Fund Ltd., converted the entire outstanding principal amount under the Notes, of approximately $ 2,223,000, into 878,670 Ordinary Shares of BOS.

On June 26, 2007 BOS entered into a definitive private placement agreement with a European private investor for the issuance of 226,415 Ordinary Shares at a price per share of $2.65.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

The Company’s outstanding warrants to shareholders as of June 30, 2007 are as follows:

Issuance date	Warrants for Ordinary shares	Exercise price per share		Warrants exercisable	Exercisable through

June 2005	441,785	$	*) 2.75	441,785	June 2008
July 2005	130,434	$	*) 2.75	130,434	June 2008

	572,219			572,219

(*)	The exercise price of the warrants will increases to $ 3.03 per Ordinary share, on July 2007

A summary of employee option activity under the Company’s stock option plans as of June 30, 2007 and changes during the six months ended June 30, 2007 are as follows:

	Number of options	Weighted average exercise price

Options outstanding at beginning of period	822,660	$3.36
Changes during the period:
Granted	627,000	$2.52
Exercised	(8,239)	$2.00
Forfeited or cancelled	(42,425)	$15.16

Options outstanding at the end of the period	1,398,996	$2.63

Options exercisable at the end of the period	287,749	$3.48

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2007 and during the year ended December 31, 2006 was $ 2.57 and $ 1.45, respectively. As of June 30, 2007, there was $ 1,321 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.7 years.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

The fair value of the Company’s stock options granted to employees and directors for the six months ended June 30, 2007 was estimated using the following weighted average assumptions:

Six months ended June 30, 2007
(Unaudited)

Risk free interest	5.03%
Dividend yields	0%
Volatility	60%
Expected term (in years)	4

The options granted to employees outstanding as of June 30, 2007 have been separated into ranges of exercise prices, as follows:

Range of exercise price	Options outstanding as of June 30, 2007	Weighted average exercise price	Weighted average remaining contractual life (years)	Options exercisable as of June 30, 2007	Weighted average exercise price of options exercisable

$ 0	73,000	$0.00	7.39	-	$0.00
$ 1.84-2.00	59,722	$1.88	2.43	59,722	$1.88
$ 2.28-3	1,247,237	$2.61	7.18	208,990	$2.74
$ 6.8	9,937	$6.80	2.31	9,937	$6.80
$ 18.00	600	$18.00	2.37	600	$18.00
$ 28.00	8,500	$28.00	1.77	8,500	$28.00

	1,398,996	$2.63	2.91	287,749	$3.48

Options issued to service providers:

The Company accounts for these options in accordance with the provisions of SFAS 123 and EITF 96-18. There were no grants of options to service providers during the six months ended June 30, 2007. The fair value for these options was estimated at the date of grant using Black-Scholes option pricing model with the following assumptions for the 6 months ended June 2006 and the year ended December 31, 2006: risk-free interest rate of 4.8%, and 4.9%, respectively, dividend yields of 0% and 0%, respectively, volatility of 76% and 77%, respectively, and an expected life of 2.6 years and 2.6 years, respectively

The compensation expenses that have been recorded in the consolidated financial statements regarding these warrants for the six months ended June 30, 2007 and for the year ended December 31, 2006 were $ 1 and $ 116, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

The Company’s outstanding options to service providers as of June 30, 2007 are as follows:

Issuance date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through

October 2002	75,000	$4.00	75,000	December 2008
June 2004	130,000	$4.04	130,000	June 2011
March 2005	10,000	$3.08	3,334	March 2010
September 2005	73,052	$4.04	73,052	September 2012
March 2006	10,000	$2.30	10,000	December 2008
August 2006	48,701	$5.30	48,701	August 2013
August 2006	24,351	$4.04	24,351	August 2013

	371,104		364,438

NOTE 10:	–	SEGMENTS AND GEOGRAPHICAL INFORMATION

The Company manages its business in two reportable segments, which consist of software solutions and supply chain solutions.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues, gross profit and operating income (loss) before interest and taxes.

a.	Revenues, gross profit and operating income (loss) for operating segments for the six months ended June 30, 2007 and 2006 and for the year ended December 31, 2006 were as follows:

	Six months ended June 30, 2007
	Software Solutions	Supply Chain Solutions	Not allocated	Consolidated
	(Unaudited)

Revenues	$824	$10,248	$-	$11,072

Gross profit	$647	$1,759	$-	$2,406

Operating income (loss)	$147	$290	$(696)	$(259)

Assets related to segment	$252	$14,431	$13,718	$28,401

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	–	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

	Six months ended June 30, 2006
	Software Solutions	Supply Chain Solutions	Not allocated	Consolidated
	(Unaudited)

Revenues	$1,018	$8,541	$-	$9,559

Gross profit	$665	$1,654	$-	$2,319

Operating income (loss)	$(71)	$102	$(531)	$(500)

Assets related to segment	$1,786	$11,780	$7,938	$21,504

	Year ended December 31, 2006
	Software Solutions	Supply Chain Solutions	Not allocated	Consolidated

Revenues	$2,058	$18,859	$-	$20,917

Gross profit	$1,341	$3,376	$-	$4,717

Operating income (loss)	$(35)	$(64)	$(957)	$(1,056)

Assets related to segment	$243	$13,700	$10,586	$24,529

b.	The following presents total revenues and long-lived assets for the six months ended June 30, 2007 and 2006 and for the year ended December 31, 2006 in accordance with Statement of Financial Accounting No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”):

	Six months ended June 30,		Year ended December 31, 2006
	2007	2006
	(Unaudited)

Revenues:
United States	$1,928	$1,087	$2,848
Far-East	554	1,253	2,019
Europe	966	447	1,173
Israel and other	7,624	6,772	14,877

	$11,072	$9,559	$20,917

All the long-lived assets are attributed to Israel’s geographic area, and are comprised of goodwill, intangible assets, property, plant and equipment.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	–	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

c.	Major customer data as a percentage of total revenues:

	Six months ended June 30,		Year ended December 31, 2006
	2007	2006
	Unaudited

Customer A	27%	20%	24%

Major customers debt balances as of June 30, 2007 and December 31, 2006 are $ 1,869 and $ 1,971, respectively.

NOTE 11:	–	SUBSEQUENT EVENTS

a.	The general meeting of shareholders that held on August 9, 2007, adopted, as the following resolutions:

1.	reelect Messrs. Edouard Cukierman, Joel Adler and Ronen Zavlik and to elect Messrs. Amir Ohad, Joshua Zoller and Dan Hoz to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd. as the Company’s Independent Auditors.

3.	approve an increase of options available for issuance under the Company’s 2003 Israeli Share Option Plan to 2.6 million from 1.5 million.

Following this approval, 103,600 options were granted to officers at an exercise price of $2.52 per share. The options shall vest and become exercisable in 4 equal annual installments with the first installment vesting upon the lapse of a year from March 25, 2007.

b.	On September 18, 2007, the French Trade Tribunal rejected the Company’s assertion that jurisdiction is with the Israeli courts. The Company appealed this decision.